Exhibit (a)(5)(x)
MEDIARING LTD
Company Registration No.: 199304568R

CASH TENDER OFFER FOR PACIFIC INTERNET LIMITED
- REVISION OF OFFER PRICE
- EXTENSION OF OFFER PERIOD

1.	Introduction

We refer to the Offer to Purchase dated May 12, 2006 in connection with the voluntary conditional cash tender offer (the “Offer”) by MediaRing Ltd (“MediaRing”) for all the issued ordinary shares of Pacific Internet Limited (“PacNet”), other than those already owned by MediaRing.

All capitalised terms used and not defined herein shall have the meanings given to them in the Offer to Purchase dated May 12, 2006.

2.	Revision of Offer Price

MediaRing is pleased to announce that it is revising the price of its Offer to acquire all the issued shares of PacNet, other than those already owned by MediaRing, to US$9.50 net in cash per share (“Revised Offer Price”). A copy of MediaRing's letter to shareholders on the Revised Offer Price that will be despatched today is attached hereto.

This is the final offer, and MediaRing will not increase or revise its Revised Offer Price further.[1]

3.	Extension of Offer Period

MediaRing wishes to announce the further and final extension of the expiration date of the Offer until 5.00 p.m., New York City time, on July 10, 2006. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on June 26, 2006.

Accordingly, the Offer shall expire at 5.00 p.m., New York City time, on July 10, 2006.

4.	Level of Tenders
(a)	Tenders for the Offer. As of the initial expiration of the Offer on June 12, 2006, approximately 11.8% of the issued shares of PacNet were tendered. Certain of these tenders have since been withdrawn. The Depositary for the Offer has advised MediaRing that

[1]	Under applicable rules and regulations, MediaRing is not permitted to further revise the Offer after June 23 and/or further extend the Offer past July 11, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council. We reserve the right to extend and/or revise the Offer in the event of a competing offer.

approximately 472,661 shares (including 40,223 shares tendered pursuant to guaranteed delivery procedures), representing approximately 3.5% of the issued shares of PacNet, based on latest available information provided to us by PacNet, had been validly tendered in and not withdrawn from the Offer as of June 21, 2006. All tenders previously received and not withdrawn remain subject to the Offer.

(b)	Shares held before February 27, 2006, the date of MediaRing’s initial announcement. Prior to February 27, 2006, the date of MediaRing’s initial announcement of its intention to make the Offer, MediaRing and parties acting in concert with it owned 651,572 shares, or approximately 4.8% of the issued shares of PacNet.
Between February 27, 2006, the date of MediaRing’s initial announcement of its intention to make the Offer, and June 21, 2006, MediaRing and parties acting in concert with it have not acquired any shares in PacNet.

5.	Procedure for Tenders

The Offer remains subject to the same Conditions, including the tender of a sufficient number of shares such that MediaRing would own (including the shares it currently owns) more than 50% of the issued shares of PacNet as of the final expiration of the Offer (including shares issued or to be issued pursuant to options validly exercised on or before the final expiration date).

PacNet shareholders may continue to use the existing Letter of Transmittal and related documents that MediaRing has previously made available to tender their shares during the extended Offer period.

PacNet shareholders who have questions, need assistance or require copies of the Offer to Purchase, the Letter of Transmittal or related documents should contact D.F. King & Co., Inc, the Information Agent for the Offer at the following address and telephone numbers:
D.F. King & Co., Inc
48 Wall Street
New York, New York 10005
Call Toll Free in the U.S.: 1(888) 567-1626
Banks and Brokers Call: 1(212) 269-5550
Further information about the Offer, including MediaRing’s notices to PacNet investors, filings with the U.S. Securities and Exchange Commission and related press releases, is available at www.mediaring.com.

6.	Options Proposal

The Revised Offer Price of US$9.50 will be the offer price to be used for the calculation of the Option Price referred to in the Options Proposal.

The expiration date for the Options Proposal made to PacNet Option holders will similarly be extended to 5.00 p.m., New York City time, on July 10, 2006.

Option holders may also continue to use the existing acceptance forms previously mailed to them to accept the Options Proposal.

7.	Responsibility Statement

The Directors of MediaRing (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material fact has been omitted from this release and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this announcement.
BY ORDER OF THE BOARD
Yvonne Lau Yee Wan
Company Secretary
June 22, 2006
New York City time
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by MediaRing with the U.S. Securities and Exchange Commission on May 12, 2006. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of such materials (and all other documents that MediaRing has filed with the SEC) at the SEC’s website at www.sec.gov, or from D.F. King & Co., Inc, the Information Agent for the Offer.